Exhibit 23.5
Consent of Independent Public Accountants
The Board of Directors
Snyder’s of Hanover, Inc. and Subsidiaries
We consent to the use in this Registration Statement of Lance, Inc. on Amendment No.2 to Form S- 4 of our report dated May 19, 2010, except as to Note 20 to the consolidated financial statements, which is as of August 12, 2010, related to the consolidated balance sheets of Snyder’s of Hanover, Inc. and Subsidiaries as of March 28, 2010 and March 29, 2009, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years ended March 28, 2010, March 29, 2009 and March 30, 2008, appearing in the joint proxy statement/prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such joint proxy statement/prospectus.
/s/ Clifton Gunderson LLP
Baltimore, Maryland
October 20, 2010